UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File Number: 001-36741

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Fed Bank 401(k) Plan

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST NORTHWEST BANCORP

105 West 8th Street

Port Angeles, Washington  98362

REQUIRED INFORMATION

1. Not Applicable

2. Not Applicable

3. Not Applicable

4. The First Fed Bank 401(k) Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended June 30, 2024, prepared in accordance with the financial reporting requirements of ERISA and for purposes of satisfying the requirements of Form 11-K.

First Fed Bank 401(k) Plan

Form 11-K

The following financial statements and supplementary information for the First Fed Bank 401(k) Plan are being filed herewith:

Page
Report of Independent Registered Public Accounting Firm	4

Financial Statements:
Statements of Net Assets Available for Benefits at June 30, 2024 and 2023	5
Statement of Changes in Net Assets Available for Benefits for the Year Ended June 30, 2024	6
Notes to Financial Statements	7

Supplementary Information:
Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)	11

Exhibit:
Exhibit 23 -- Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of

First Fed Bank 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the First Fed Bank 401(k) Plan (the "Plan") as of June 30, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended June 30, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2024 and 2023, and the changes in net assets available for benefits for the year ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information included in Schedule H, line 4(i) – schedule of assets (held at end of year) as of June 30, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information in the accompanying schedule, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Los Angeles, California

December 20, 2024

We have served as the Plan's auditor since 2014.

FIRST FED BANK 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	June 30,
	2024	2023
ASSETS
Investments, at fair value:
Registered investment companies	$17,200,194	$13,672,067
Common stock	396,988	431,433
Total investments, at fair value	17,597,182	14,103,500

Insurance company contract, at contract value	626,890	726,275

Total investments	18,224,072	14,829,775

Receivables
Notes receivable from participants	350,427	254,954
Total receivables	350,427	254,954

Total Assets	18,574,499	15,084,729

NET ASSETS AVAILABLE FOR BENEFITS	$18,574,499	$15,084,729

The accompanying notes are an integral part of these financial statements.

FIRST FED BANK 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
June 30, 2024
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in fair value of investments	$2,195,859
Dividends	293,667
Other interest	10,782
Net investment income	2,500,308

Interest income on notes receivable from participants	19,545

Contributions
Participants	1,888,801
Employer	553,334
Rollovers	838,888
Total contributions	3,281,023

Total additions	5,800,876

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	2,226,875
Benefits paid to other	161
Administrative expenses	84,070
Total deductions	2,311,106

CHANGE IN NET ASSETS	3,489,770

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	15,084,729

End of year	$18,574,499

The accompanying notes are an integral part of these financial statements.

FIRST FED BANK 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan

The following description of the First Fed Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement, as amended, for a more complete description of the Plan’s provisions.

General - The Plan is a 401(k) salary deferral plan covering substantially all employees of First Fed Bank (the "Company") and is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the Plan’s sponsor and serves as plan administrator. The Plan was renamed First Fed Bank 401(k) Plan from First Federal Savings and Loan Association of Port Angeles 401(k) Plan effective July 1, 2022, to align with the Company name.

Eligibility - Effective September 15, 2020, all employees of the Company are eligible to participate in the Plan upon hire and having reached the minimum age requirement of 18 years.

Contributions

Participant contributions - Each year, participants may elect to make combined 401(k) and Roth 401(k) voluntary contributions up to the maximum amounts allowable of pretax and after-tax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make voluntary catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Employees are automatically enrolled for participation at 3% upon entry with 1% annual increases up to 6%.

Employer matching contributions - The Company may elect to make discretionary contributions to the Plan. The Company matches 50% of employee contributions up to 6% of eligible compensation deferred to the Plan.

Profit sharing contributions - The Company may elect to make discretionary profit sharing contributions to the Plan. No profit sharing contributions were made during the Plan year.

Contributions are subject to regulatory limitations.

Participation accounts - Each participant’s account is credited with the participant’s and Company matching contributions. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their contributions into various investment options offered by the Plan.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Effective September 15, 2020, vesting in the Company’s contribution portion of their account is based on years of continuous service at 25% per year after one full year of service becoming fully vested after four years of service.

Notes receivable from participants - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the present value of their vested account balance. The loans are issued by the Plan and secured by the balance in the participant’s account. Loan terms range from one to five years or up to 20 years for the purchase of a principal residence. Under the terms of the Plan Agreement, loans to participants will bear a reasonable rate of interest determined by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions. Only one loan is allowed at a time. As of June 30, 2024, the rates of interest on outstanding loans ranged from 4.25 % to 9.50 % with various maturities through March 2041.

Payment of benefits - On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or over any period that does not exceed the life expectancy of the beneficiary. For termination of service for other reasons, a participant may only receive the value of the vested interest in his or her account as a lump-sum distribution. If the vested account balance is $1,000 or less at termination the amount will be cashed out at the time of termination. For vested accounts with a balance between $1,000 and $5,000, the Plan will automatically roll the account to an IRA in a direct rollover if the participant is under the age of 65 and no other distribution election has been made. If the balance is over $5,000, the distribution will only be made with consent from the account holder.

Forfeitures - Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. Forfeitures are retained in the Plan, must be used in the subsequent year and will first be used to pay Plan administrative expenses, with any remaining amount used to reduce future Company contributions. As of June 30, 2024 and 2023, forfeited non-vested accounts totaled $90,556 and $76,810, respectively. During the year ended June 30, 2024, $79,922 of forfeitures were used to pay administrative expenses and reduce Company contributions.

FIRST FED BANK 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies

Basis of accounting - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that may affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment valuation - The investments are stated at fair value. The insurance company contract is fully benefit-responsive and therefore stated at contract value. If available, quoted market prices are used to value investments.

Fair value is the price that would be received to sell an asset or paid to transfer a liability (the "exit price") in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Income recognition - Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation in fair value of investments consists of both the realized gains and losses and unrealized appreciation and depreciation of those investments.

Notes receivable from participants - Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions upon the occurrence of a distributable event, based on the terms of the Plan Agreement. There was no allowance for credit losses at June 30, 2024 or 2023.

Payment of benefits - Benefits are recorded when paid.

Expenses - General Plan administrative expenses may be paid out of the forfeiture account or paid by the Company. Investment management, distribution and loan transaction fees are paid by the Plan participants.

Subsequent events - The Plan has evaluated subsequent events for potential recognition and disclosure and determined there are no such events or transactions requiring recognition or disclosure.

Note 3 - Fair Value Measurement

The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).

The three levels of the fair value hierarchy are described as follows:

Level 1       Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2       Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3       Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

FIRST FED BANK 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at June 30, 2024 and 2023.

Shares of registered investment company funds are valued at the net asset value (NAV) of shares held by the Plan and are valued at the closing price reported on the active market on which the individual securities are traded.

Common stock consists of First Northwest Bancorp (FNWB) common stock valued at the closing price reported on the active market on which the individual securities are traded.

The valuation methods used by the Plan may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables disclose by level, the fair value hierarchy, of the Plan’s assets at fair value at the dates indicated:

	Fair Value Measurement at June 30, 2024
	Level 1	Level 2	Level 3	Total

Registered investment companies	$17,200,194	$—	$—	$17,200,194
Common stock	396,988	—	—	396,988
Investments, at fair value	$17,597,182	$—	$—	$17,597,182

	Fair Value Measurement at June 30, 2023
	Level 1	Level 2	Level 3	Total

Registered investment companies	$13,672,067	$—	$—	$13,672,067
Common stock	431,433	—	—	431,433
Investments, at fair value	$14,103,500	$—	$—	$14,103,500

Note 4 - Group Annuity Contract with Insurance Company

The Plan has a fully benefit-responsive investment contract (FBRIC) with Principal Life Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 1% nor more than 3% and is reset every six months. The FBRIC does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

The contract meets the FBRIC criteria and therefore is reported at contract value. Contract value is the relevant measure for FBRICs because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan’s ability to receive amounts due is dependent on the issuer’s ability to meet its financial obligations, which may be affected by future economic and regulatory developments. Certain events might limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, (5) premature termination of the contract. No events are probable of occurring that might limit the Plan’s ability to transact at contract value with the contract issuer and that also would limit the ability of the Plan to transact at contract value with the participants.

FIRST FED BANK 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5 - Tax Status

The Plan document is a volume submitter salary deferral plan with cash or deferred arrangements (CODA) that received a favorable opinion letter from the Internal Revenue Service (IRS) dated June 30, 2020, which stated that the Plan, as then designed, was in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

In accordance with guidance on accounting for uncertainty in income taxes, the Plan administrator has evaluated the Plan’s tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan was formed on December 1, 2012, and has no open tax years before that time.

Note 6 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. It is reasonably possible, given the level of risk associated with investment securities that changes in the values of the investments in the near term could materially affect a participant’s account balance and the amounts reported in the statement of net assets available for benefits.

Note 7 - Party-In-Interest Transactions

Plan investments include First Northwest Bancorp common stock. The Plan held 40,969 and 37,911 shares with fair values of $396,988 and $431,433 at June 30, 2024 and 2023, respectively. The Company is a wholly owned subsidiary of First Northwest Bancorp.

Plan investments include shares of registered investment company funds managed by Principal Trust Company. Principal Trust Company is the trustee of the Plan; therefore, transactions with this entity qualify as exempt party-in-interest transactions. Indirect fees paid by the Plan for investment management services to Principal Trust Company were $19,968 for the year ended June 30, 2024, and are included in administrative expenses.

The Plan also has notes receivable from participants which qualify as party-in-interest transactions. The balance of notes receivable from participants were $350,427 and $254,954 at June 30, 2024 and 2023, respectively.

Note 8 - Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

Note 9 - Reconciliation to Form 5500

The Form 5500 has certain items that differ from amounts shown on the accompanying financial statements. These differences relate only to classification and have no effect on net assets available for benefits or the change in net assets available for benefit.

SUPPLEMENTARY INFORMATION

FIRST FED BANK 401(K) PLAN

EIN: 91-0369590     PLAN #: 002

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

JUNE 30, 2024

	(b)	(c)			(e)
	Identity of issue, borrower,	Description of investment, including maturity date,		(d)	Current
(a)	lessor or similar party	rate of interest, collateral, par or maturity value		Cost	value
*	Principal Life Insurance Company	Insurance Company General	PRIN FIXED INC GUAR OPTION	**	$626,890

	Eagle Financial Services, Inc.	Registered investment company	Carillon Eagle MIDCAGWTH R6 FD	**	51,602
	Legg Mason	Registered investment company	CLEARBRIDGE INTL GRWTH I FD	**	64,583
	Columbia Funds	Registered investment company	COLUMBIA DIV INCOME I2 FUND	**	191,094
	PIMCO Funds	Registered investment company	PIMCO LOW DUR INC INST FD	**	254,011
*	Principal Funds Inc	Registered investment company	PRIN REAL ESTATE SECS INST FD	**	153,245
*	Principal Funds Inc	Registered investment company	PRINC SMALLCAP GROWTH I R6 FD	**	51,698
*	Principal Funds Inc	Registered investment company	PRINCIPAL BLUE CHIP R6 FUND	**	1,796,450
	SEI Trust Company	Registered investment company	Allspring Spec Sm Cp Value R6	**	72,044
	The American Funds	Registered investment company	AM FDS BD FD OF AM R6 FD	**	20,671
	Vanguard Group	Registered investment company	VANGUARD GROWTH INDEX ADM FUND	**	1,175,411
	Vanguard Group	Registered investment company	VANGUARD INT-TM BD IDX ADM FD	**	155,004
	Vanguard Group	Registered investment company	VANGUARD LONG TRM TREA IDX ADM	**	202,086
	Vanguard Group	Registered investment company	VANGUARD MID CAP INDEX ADM FD	**	1,020,146
	Vanguard Group	Registered investment company	VANGUARD SHORT-TRM TRSY ADM FD	**	209,622
	Vanguard Group	Registered investment company	VANGUARD SM CAP INDEX ADM FUND	**	431,586
	Vanguard Group	Registered investment company	VANGUARD TGT RMT INC INV FUND	**	188,465
	Vanguard Group	Registered investment company	VANGUARD TGT RMT 2020 INV FUND	**	30,749
	Vanguard Group	Registered investment company	VANGUARD TGT RMT 2025 INV FUND	**	857,815
	Vanguard Group	Registered investment company	VANGUARD TGT RMT 2030 INV FUND	**	685,911
	Vanguard Group	Registered investment company	VANGUARD TGT RMT 2035 INV FUND	**	1,038,788
	Vanguard Group	Registered investment company	VANGUARD TGT RMT 2040 INV FUND	**	800,919
	Vanguard Group	Registered investment company	VANGUARD TGT RMT 2045 INV FUND	**	1,548,799
	Vanguard Group	Registered investment company	VANGUARD TGT RMT 2050 INV FUND	**	1,258,706
	Vanguard Group	Registered investment company	VANGUARD TGT RMT 2055 INV FUND	**	874,226
	Vanguard Group	Registered investment company	VANGUARD TGT RMT 2060 INV FUND	**	300,437
	Vanguard Group	Registered investment company	VANGUARD TGT RMT 2065 INV FUND	**	254,957
	Vanguard Group	Registered investment company	VANGUARD TGT RMT 2070 INV FUND	**	12,093
	Vanguard Group	Registered investment company	VANGUARD VALUE INDEX ADM FUND	**	537,078
	Vanguard Group	Registered investment company	VANGUARD 500 INDEX ADMIRAL FD	**	2,416,860
	Vanguard Group	Registered investment company	VGD INFL-PROT SEC ADM FUND	**	56,349
	Vanguard Group	Registered investment company	VGD TTL INTL STK IDX ADM FD	**	283,205
	Victory Funds	Registered investment company	VICTORY SYCAMORE EST VAL I FD	**	205,584

*	First Northwest Bancorp	Employer Security	FIRST NORTHWEST BANCORP	**	396,988

*	Participant loans	Various maturity dates through March 2041; Interest rates 4.25% - 9.50%		—	350,427

					$18,574,499
*	Indicates party-in-interest.
**	Information is not required as investments are participant directed.

EXHIBIT INDEX

Exhibit	Description
23	Consent of Moss Adams LLP

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Fed Bank 401(k) Plan

Date: December 20, 2024	/s/ Geraldine Bullard

Geraldine Bullard
Executive Vice President, Chief Financial Officer and Chief
Operating Officer of First Fed Bank, Plan Administrator
(Principal Financial Officer)